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                         [LLOYD S. PANTELL LETTERHEAD]




                                October 9, 1997



VIA EDGAR
---------



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Filing Desk, Stop 3-10
Washington, D.C. 20549

        Re:    Nevada Manhattan Mining Incorporated
               Withdrawal of
               Registration Statement on Form SB-2
               ------------------------------------


Ladies and Gentlemen:

        On behalf of Nevada Manhattan Mining Incorporated, a Nevada corporation (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form SB-2 relating to the registration of $22,755,000 of Common Stock of the Company (Registration Statement No. 333-27923). The reason for this withdrawal request is that the Company believes that current market conditions for its common stock do not warrant proceeding with an initial public offering at this time.

        If you have any questions, please do not hesitate to contact the undersigned at (310) 443-9559.


                                        Very truly yours,



                                        /s/ LLOYD S. PANTELL, APLC
                                            Lloyd S. Pantell



cc:   J. Evan Calio